                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                              M & F Worldwide Corp.
                              ---------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)

                                   739228-10-4
                                 --------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 August 8, 2000
                          -----------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 7 Pages



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---------------------                                         ------------------
CUSIP No. 739228 10 4               13D                       Page 2 of 7 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         0
 NUMBER OF    ------------------------------------------------------------------
   SHARES       8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,648,800
    EACH      ------------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
              ------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         6,648,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.69%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 739228 10 4               13D                       Page 3 of 7 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         0
 NUMBER OF    ------------------------------------------------------------------
   SHARES       8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,648,800
    EACH      ------------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
              ------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         6,648,800
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.69%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 739228 10 4               13D                       Page 4 of 7 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         0
 NUMBER OF    ------------------------------------------------------------------
   SHARES       8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,648,800
    EACH      ------------------------------------------------------------------
 REPORTING      9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0
              ------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         6,648,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.69%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            HC
--------------------------------------------------------------------------------

     This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following at the end thereof:

     "This amendment to the Schedule 13D is being filed to reflect percentage changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's repurchases of Common Stock. Consequently, the changes in beneficial ownership and voting power reported in this Statement are not the result of any expenditures of funds by the Reporting Persons, but rather resulted from the Company's repurchasing shares of its Common Stock from shareholders, other than the Reporting Persons.

     As of the date hereof, the Company has informed the Reporting Persons that the Company has repurchased 1,494,900 shares of Common Stock since the Reporting Persons filed their last amendment to Schedule 13D on December 7, 1999."


Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by adding the following:

     (a)-(b) As of August 8, 2000, based upon information provided by the Company, there were 19,168,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). The Reporting Persons may be deemed to share beneficial ownership of 6,648,800 shares of Common Stock, representing 34.69% of the Common Stock outstanding.

     (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

     (d) Not applicable.



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     (e) Not applicable.


                                        6

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: August 15, 2000


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.



                                            By: /s/ Glenn P. Dickes
                                               --------------------------------
                                               Glenn P. Dickes
                                               Secretary



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